U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: March 31, 2012

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

PART I REGISTRANT INFORMATION

KENERGY SCIENTIFIC, INC.
(Full Name of Registrant)

6 MINNEAKONING RD, FLEMINGTON, NJ	08822
(Address of principal executive offices)	(Zip Code)

PART II RULES 12B-25(B) AND (C)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)  The subject report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

(c)  Not applicable.

PART III NARRATIVE

The Registrant has been unable to complete and file, when originally due, the Quarterly Report on Form 10-Q as a result of delays in completing the compilation of the financial statements and preparation of the Quarterly Report.

PART IV  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kenneth Glynn                                 (908) 788-0077

                       (Name)                         (Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

Revenues for the three months ended March 31, 2012, totaled $16,895, an increase of $14,348 over the prior year. Net loss for the three months ending March 31, 2012 was $384,506, as compared to net income of $253,474 for the three months ending March 31, 2011. The net income for the three months ending March 31, 2011 included a gain on revaluation of derivatives of $622,174 due to fluctuation of market price of the stock at that time.

KENERGY SCIENTIFIC, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2012          By:         /s/ Kenneth Glynn
                                            Name:   Kenneth Glynn
                                                          President and Chief Executive Officer